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TRAIPSE

My Local Token

@MyLocalToken
@GoTraipse



It's harder than ever for local, independent merchants and historic business districts, in a world of chain stores, online shopping, and high rents.

COVID-19 has further exacerbated the problem.

"This place just doesn't feel the same anymore."



Mike Yoder/Lawrence Journal-World

Traipse Founder Darren Smith's Hometown of Lawrence, Kansas

Invariably, that statement is followed by the realization that a neighborhood has lost its character because its locally-owned businesses have vanished.



@MyLocalToken

Sustainable, resilient local-scale economies are still critical to our future.



Local businesses spend ~2.5x more of their money at other local businesses

U.S. counties with the highest percentage of locally-owned businesses have the highest overall economic growth rates.



But capital "leaks" from communities via big businesses and banks, stifling their growth and prosperity.



@MyLocalToken

MLT arose from a happy confluence of business and client need.



TRAIPSE

A successful location-based gaming app in need of a user incentive system



My Local Token



SDDA
STAUNTON
DOWNTOWN
DEVELOPMENT
ASSOCIATION

An existing local partner/client in need of a better Downtown Gift Card Program

A comprehensive platform for local transactions, merchant loyalty and discount programs, community organizations, and events



@MyLocalToken

MLT is a huge step forward in the evolution of local currencies.

Historical goals of local currencies:

Promoting CBDs and historic commercial areas as destinations

Enhancing the competitiveness of independent merchants (esp. by minimizing credit card transaction fees)

Discouraging the "leakage" of capital from the local economy



@MyLocalToken



MLT will be the currency of local exploration, local commerce, and local community.

- Easy to spend and accept
- Remote distribution and redemption
- Secure from theft or loss
- Fast, low-cost transactions
- Robust, anonymized data collection
- Merchant control over incentives
- Less administrative burden (and cost)
- Enables charitable donations
- Network effects of multiple locales
- Platform for complementors

MLT offers limitless possibilities for local ecosystem participation.



Individual Merchants

Retail and restaurant proprietors within an MLT community can work within the ecosystem and its easy admin interface to promote their businesses, offer tailored and time-sensitive discounts, use MLT for their own loyalty rewards, and even use MLT as employee incentives.



Local fundraisers / charities

In addition to encouraging MLT users to use stale account balances to donate to charities, local causes will be able to partner with MLT to raise money through a percentage of MLT sales.



Festivals

Local events within MLT communities could even go completely cash-free, and get creative with MLT as prizes and other incentives.



Other Local Agencies

Parks and recreation, public health, and other municipal agencies can take advantage of the opportunity to encourage physical activity or other public goals through MLT incentives.



Lodging Providers

Downtown hotels and B&Bs may wish to purchase bulk amounts of MLT that they can use to promote and distribute as part of local stay packages or other options.



@MyLocalToken

This model provides early, consistent, and diverse revenue.

- **3-year implementation contracts** with local agency/organization partners priced around **$50,000.**

- **Add-on subscription fees for individual merchants** to manage their own presence in the ecosystem, including promotion, rewards, and loyalty program, priced around **$500/year**.

- **Transaction fees charged on redemption** of MLT to $USD
  - 1% merchant, 25% user, 10% charitable donation

- Traipse gamified **tour content development** and management (with MLT user rewards), priced at ~$5,000 as an add-on or ~$10,000 stand-alone.

- **MLT "complementor" agreements** with partner companies/organizations priced at $50,000-100,000 initially.





@MyLocalToken



1,350 "Main Street" business development organizations

1,000 Business Improvement Districts ("BIDs")

350 Destination Marketing Organizations (local tourism agencies)

5,000 Local Economic Development Agencies

Test Market Current Programs:

~$20,000/year on Downtown Gift Card and Downtown Discount Card programs (not including set-up costs)

~$40,000/year sales of Downtown Gift Cards

We have established credibility, networks, and sales pipelines within this market in the Mid-Atlantic and beyond.

It's a deep and growing market.

~3,000 Community Business Districts (U.S./Canada)

B2B → ~$30,000 annual budget for area loyalty/gift credit programs → **~$90 million potential client market**

B2B → ~60 independent merchants per district; ~$300 annual loyalty program spend → **~$54 million merchant loyalty program market**

B2C → ~$50,000 annual sales of area gift cards/credit → **~$150 million gift card/credit sales market**

~$2 million annual tourism/econ. dev. budget per 50,000 population = $14 billion annually

~$1.1 trillion annually in purchases from small businesses

@MyLocalToken



There is a clear path to profitability in the near term.

Projected	Q 2-4 2021	2022	2023	2024
Outlays	($447,986)	($608,972)	($1,055,261)	($1,818,120)
Revenue	$98,000	$366,623	$1,081,908	$3,252,724
Net	($349,986)	($242,350)	$26,647	**$1,434,604**
Cumulative	($349,986)	($592,336)	($565,689)	$868,915

Per Community (1st Cohort)	Year 0 (Acquisition)	Year 1	Year 2	Year 3	Total
Expenses	($4,500)	($31,867)	($14,267)	($14,267)	($64,900)
Revenues		$57,910	$7,456	$11,838	$77,204
Net	($4,500)	($26,043)	($6,811)	($2,429)	**$12,304**
Cumulative	($4,500)	$21,543	$14,733	$12,304	



@MyLocalToken

"Complementors" will fuel adoption and bring additional revenue opportunities.





The Traipse app will be the showcase example of how businesses and platforms who support local-scale economies can tokenize their own systems using MLT. *Imagine Pokémon Go with real-world engagement and rewards!*



Platforms for sustainable living can give MLT as reward for user engagement.




MLT will be ripe for partnership with national tourism providers, or anyone with customers, members, or users they want to orient toward local commerce.



@MyLocalToken

This is an increasingly crowded space, with a notable gap.

- **POS Payment Processors**

- **Digital Loyalty Programs**

- **Gift Card Providers**

- **Shop Local Sponsors**

- **Shop Local Directories**





@MyLocalToken

	MY LOCAL TOKEN	LEVEL UP / FIVE STARS / BELLY	SQUARE / CLOVER / SHOP KEEP	BLACKHAWK / EML / PAYA	WALMART / STARBUCKS	RIPPLE / LIBRA	DISTRX	PAYPAL / VENMO	APPLE PAY / G PAY	SUPPORT LAND / THE LOCAL FREQ.	CONPOTO
LOYALTY/REWARDS PROGRAMS FOR INDIVIDUAL MERCHANTS	✓	✓	✓	✓	✓						
LOYALTY/REWARDS PROGRAMS FOR MULTIPLE MERCHANTS IN AN AREA	✓			✓		✓				✓	✓
INTEGRATION WITH POINT OF SALE	✓	✓	✓	✓	✓				✓	✓	✓
EXCLUSIVE TO LOCAL/INDEPENDENT BUSINESSES	✓						✓			✓	✓
OPERATES IN MULTIPLE LOCALES	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
USES CRYPTO / BLOCKCHAIN TECH	✓					✓					
REDEMPTION TO USD FOR MERCHANTS	✓			✓	✓			✓	✓	✓	
CONNECTION TO EXISTING POINTS/INCENTIVES ECOSYSTEM	✓										

No one else combines new payments technology with a social impact/small business focus, and a multi-community ecosystem approach involving local partners and complementors to ensure adoption.

We have an eager local test market partner and a plan for steady growth.

- Focus Groups of Merchants and Users for UI/UX

Spring 2021

Summer 2021

- Closed Loop Testing w/ Volunteer Merchants/Users

- Public Launch for Holiday Season

Fall 2021

2022

- Regional Roll-Out

- National Spread

2023

2024

- Focus on Complementor Relationships

Test Market Pilot

Staunton, Virginia pop. 24,528





STAUNTON DOWNTOWN DEVELOPMENT ASSOCIATION

The Traipse/MLT Team is up to the challenge.



Darren Smith
Founder/CEO
Former **urban planning / economic development** professional; experience in policy, advocacy, technical assistance, grants



Austin Auclair
VP of Creative Content
Digital marketing expert; 18+ years of marketing and communications experience; **geolocation gaming** expert



Michael Jacobides
VP of Strategy
Chair of **Entrepreneurship & Innovation**, Professor of Strategy at London Business School; Academic co-lead in World Economic Forum **Digital Platforms & Ecosystems** project.



Daniel Wright
Director and Tech. Adviser
Experienced developer, sys-admin, and researcher; Library and Info. Science PhD with expertise in high-performance **computing, database systems, and app development**

+ Additional Investors/Advisers Include:
- Christina Cain, Chief Experience Officer, Alternatives Federal Credit Union

- Dan Gould, Former VP of Technology, Tinder
- Sid Winter, Prof. Emeritus of Mgmt., Wharton School



@MyLocalToken

Ownership remains consolidated at an advanced stage; The opportunity remains for a significant equity share

- Organized Nov 2017 as Delaware C Corp w/ Virginia Principal Address (authorized as "foreign entity")
  - Subsumed previous Virginia LLC formed Oct 2015
- Current sole ownership
- Employee Options Plan in process

- 15 Pre-Seed Convertible Note Holders
  - $65,000 Shenandoah Valley Angel Investors (4)
  - $135,000 Friends & Family (11)
  - 5% Interest, 2023 Maturity
  - No Valuation Cap



@MyLocalToken



Our Seed Round plan charts a third way.

- Looking to attract social impact investors with a focus on building sustainable ventures

- Working with prominent Bay Area mission-aligned finance attorney

- Priced Round for Preferred Stock
  - First $300,000 at pre-money valuation
  - Immediately subsequent $200,000 at higher valuation
  - Continued stretch goal of additional $450,000 to $950,000 total
  - 5% target annual dividend
  - Put and Call Options at Board discretion

- Virginia investors eligible for up to 50% tax *credit* on investment



@MyLocalToken

My Local Token uniquely harnesses five key innovations:

1. **Blockchain technology that enables secure digital transactions and remote distribution of alternative currencies, and the ability to limit usage to a (local) subset of economic activity;**

2. **"Proof-of-Stake" advances that make it feasible and sustainable to process every day micro- transactions on blockchains;**

3. **Automatically adjusting cryptocurrency stable coins pegged to the US Dollar, which enable a regulatorily compliant local currency platform at scale by avoiding the need to handle Dollars or provide liquidity.**

4. **Geofencing and geolocation gaming with mobile devices that allow for the mixing of real and virtual worlds**

5. **Incentivizing mobile gaming activities and user-generated content development with tangible, real-world rewards, tapping an existing user community as early adopters of a local currency**

Your investment will build the technology for My Local Token, and establish a lasting, positive economic effect on the communities you live in and love to visit.

Follow MLT on Medium to learn more!



@MyLocalToken



Now more than ever we need tools for local resilience.
Join the effort that will lead a renaissance of the local-scale economy.

Together, let's unlock the full potential of Main Street!

Sign up for updates at:
mylocaltoken.org
info@mylocaltoken.org

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My Local Token

@MyLocalToken